UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 22, 2015

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This Report on Form 6-K is incorporated by reference into the registration statement on Form F-4 (Registration No. 333-203192) filed by NXP Semiconductors N.V.

Update on Regulatory Clearances

NXP Semiconductors N.V. (“NXP”) and Freescale Semiconductor, Ltd. (“Freescale”) intend to file a joint voluntary notice with the Committee on Foreign Investment in the United States (“CFIUS”) in connection with the acquisition of Freescale by NXP pursuant to the Agreement and Plan of Merger, dated March 1, 2015, by and among NXP, Freescale and Nimble Acquisition Limited, a wholly-owned, indirect subsidiary of NXP (“Merger Sub”), pursuant to which Merger Sub will merge with and into Freescale (the “Freescale Merger”), with Freescale surviving the merger as a wholly-owned indirect subsidiary of NXP. In addition, NXP and Jianguang Asset Management Co. Ltd. (“JAC”) intend to file a joint voluntary notice pursuant to the agreement, dated May 28, 2015, between NXP and JAC to facilitate a sale of NXP’s RF Power business to JAC (the “RF Power Sale”). The initial review period will be 30 days from the acceptance of each filing, which period may be extended by CFIUS for an additional 45-day investigation period. Each transaction will be reviewed separately by CFIUS. At the close of its review of each of the Freescale Merger and the RF Power Sale, CFIUS may (i) determine that neither transaction is covered under Section 721 of Title VII of the Defense Production Act of 1950, as amended by the Foreign Investment and National Security Act of 2007, P.L. 110-49, 121 Stat. 246 (codified at 50 U.S.C. App. § 2170) and the Department of the Treasury’s Regulations Pertaining to Mergers, Acquisitions, and Takeovers by Foreign Persons, codified at 31 C.F.R. Part 800 et seq., as amended; (ii) decline to take any action relative to such transaction; (iii) impose mitigation terms to resolve any national security concerns with such transaction; or (iv) send a report to the President of the United States recommending that such transaction be suspended or prohibited or notifying the President of the United States that CFIUS cannot agree on a recommendation relative to such transaction. The President of the United States then has 15 days to decide whether to block the transaction or to take other action.

The parties do not currently anticipate any obstacles to obtaining CFIUS clearance with respect to the Freescale Merger or the RF Power Sale. There is no certainty, however, that a CFIUS challenge to the Freescale Merger and/or the RF Power Sale will not be made or that CFIUS clearance will be obtained or that CFIUS clearance would not be conditioned upon actions that would be materially adverse to NXP, Freescale or JAC. The closing of the RF Power Sale is subject to CFIUS clearance. The parties continue to expect both the Freescale Merger and the RF Power Sale to close within the second half of 2015.

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between NXP and Freescale.

Important Information For Investors and Shareholders

In connection with this proposed business combination, NXP has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a definitive joint proxy statement of NXP and Freescale that also constitutes a definitive prospectus of NXP. The registration statement was declared effective by the SEC on June 1, 2015. Each of NXP and Freescale may file with the SEC other documents in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NXP AND FREESCALE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus was delivered to shareholders of NXP and Freescale on or about June 2, 2015. Investors and security holders are able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by NXP and/or Freescale through the internet website maintained by the SEC at http://www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by NXP are also available free of charge on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by Freescale are available free of charge on Freescale’s Investor Relations internet website at http://investors.freescale.com or by writing to Freescale Semiconductor, Ltd., c/o Freescale Semiconductor, Inc., 6500 William Cannon Drive West, Austin, Texas 78735, Attention: Investor Relations or by phone at 1-512-895-2454.

Participants in Solicitation

NXP, Freescale, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of NXP is set forth in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the SEC on March 6, 2015. Information about the directors and executive officers of Freescale is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 16, 2015.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus and may be contained in other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between NXP and Freescale are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to numerous factors, risks and uncertainties about NXP and Freescale, may include projections of their respective future business, strategies, financial condition, results of operations and market data. These statements are only predictions based on current expectations and projections about future events. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including the risk factors set forth in the definitive joint proxy statement/prospectus, NXP’s most recent Form 20-F and Freescale’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of NXP or Freescale in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	NXP’s and Freescale’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either NXP or Freescale to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

Freescale’s and NXP’s forward-looking statements are based on assumptions that may not prove to be accurate. Neither Freescale nor NXP can guarantee future results, level of activity, performance or achievements. Moreover, neither Freescale nor NXP assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Freescale and NXP assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 22nd day of June 2015.

NXP Semiconductors N.V.

/s/ P. Kelly
P. Kelly, CFO